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# A highly scalable and disruptive all-in-one approach to the video streaming industry


STREAMPORT
KEEP IN TOUCH WITH THE WORLD
STREAMPORT®

streamportinc.com Randolph NJ

Entertainment | Software | Technology | Film | Mobile

OVERVIEW UPDATES WHAT PEOPLE SAY 4 ASK A QUESTION 3

## Highlights

1. Fully built products, tested extensively in real market conditions
2. End-to-end proprietary technology, with no 3rd party dependencies
3. More than 15 years continuous team experience
4. A Mega Mall/Marketplace for streaming platforms
5. Unlimited capacity for shops
6. Users scalability directly connected to demand
7. High general scalability in one of the hottest industries

## Our Team



**Sorin Mihail Pigulea** President/ CEO

Instrumental in the development of several pioneering technologies; overseeing end-to-end proprietary streaming tech embedded into white-labeled platforms, from conception to completion.

> Benefiting from more than 15 years of continuous experience in producing video streaming platforms, we are responding to increasing demand. We provide a solution to the growing quantity of premium content that fails to get distribution exposure due to the limited number of platforms available. Revolutionizing the streaming industry.



**Razvan Orlando Matei** Chief Technical Officer

Creating the first in the world Mobile Live Streaming Platform on EDGE only networks and feature phones - Zong TV - China Mobile, Pk; Managing the technical aspects of the largest streaming library - Live and VOD - distributed worldwide.



**Dan Manea** Secretary/ Treasurer

Military Analyst Programmer, counselor for special military projects. In the civil field, he has founded and managed a powerful advertising production company.



**Bogdan F. Pelea** Lead Developer

Full-stack developer, an integral part of the Streamport project, since its early days. Directly responsible for creating and integrating some of the most unique and innovative solutions.

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## Pitch



STREAMPORT®
PITCH DECK
JOIN THE STREAMPORT REVOLUTION!
This document is strictly confidential and private in nature. It is intended solely for the use of the individual or entity to whom it is addressed. If you have received this in error please notify us immediately. You may not copy, distribute or reproduce in whole or in part, nor pass it to any third parties. You are also unable to use it for any purpose or disclose its contents to any other person.
© STREAMPORT Inc. All Rights Reserved



Introduction
Join the STREAMPORT revolution
Imagine a platform that, in one little app, can fit virtually unlimited video content, live and on-demand.
A streaming portal opening a whole new universe of worldwide video content.
The Video Streaming Megamall



The Problem
Little options, slow user penetration
The current key players' strategies result in a limited offering in terms of diversity, prioritizing mass-accepted Hollywood-type productions. This leaves a huge part of the market unattended, with customers who cannot find their content of choice in the offered venues. Only 11.9% of the worldwide market penetration achieved by the end of 2020. Small platforms cannot survive by themselves, and content spread in between them makes their offer less attractive.
Smaller platforms get suffocated by the bigger ones and have a hard time keeping up. Their ability to sell, whilst covering the operation costs, becomes less and less effective. As such, the world is starting to be flooded with the same "fast food" content products.



STREAMPORT
KEEP IN TOUCH WITH THE WORLD
Our Solution
Introducing STREAMPORT
Through the Streamport Portal, we offer a marketplace for streaming platforms, opening "shops" for content owners. A shopping mall for content, distributed internationally. We can add new platforms but can also integrate platforms currently operated independently. We provide all the necessary technology and operate in a shared-revenues system. Quality is uniform throughout the whole experience; all being served through the same unified infrastructure.
Through our patented technology, a unification of several platforms into one framework, one portal is accomplished, making it possible for an unlimited number of platforms to function in the same place. In one application, the user can access a multitude of platforms. The available content can be of all genres and types.



## Market

'Hot' market with huge possibilities



More and more popular
US$51,617m international revenues
Only 11.9% user penetration

Streaming services of all kinds are seeing increasing usage all over the world, and for many consumers have become part of everyday life.

In global comparison, most revenue will be generated in the United States (US$24,079m in 2020), with projected international revenue of US$51,617m for the same period.

User penetration worldwide is at a low 11.9%, with the US market having the lead at 41.2%. This, together with the limited content options, leaves a huge part of the market unattended and creates the opportunity for innovative new approaches.

## Competition

Handful of players, concentrated in the US



US based platforms
Small local platforms
No alternative

Aside from the user-generated content platforms like YouTube or Vimeo, a handful of popular subscription-based streaming services from the US occupy the main positions, offering similar content. Netflix has the lead, followed by Hulu and Amazon Prime Video.

New platforms are created by content producers like Disney, to take advantage of their particular products. Smaller platforms, many without international coverage, fail to get a lot of traction and to prove themselves profitable. They most often barely survive being supported by parent companies like Telco or media groups and adopting an AVOD model.

Unlike the music streaming platforms, with choices like Spotify, Deezer, or Apple Music, there are no viable options for accessing large libraries of video content, of all genres and types.

## Why us?

15 years building proprietary streaming technologies

With more than 15 years of experience and pioneering along the way, Streamport Inc. team is in a very favorable position to tackle such a project.

Our end-to-end proprietary technology is so effective that it allows for a full shared-revenue system. By creating a very rich and diverse content offering, including ethnic, niche, specialized, educational, vintage, etc., all at the same place, a wider market portion can be attracted.

Streamport is available worldwide and on a multitude of internet-enabled devices. One downloaded app gives access to the whole offering. The Portal can incorporate a multitude of new but also existing platforms, by replicating them in the dynamic modular format.



## Traction

Where we are

**Infrastructure ready for deployment**

All agreements for the CDN and encoding infrastructure have been secured.

**Strategic partnerships**

Strategic partnerships have been created, ensuring a strong Phase 1 deployment both for exposure and the actual shops to be added.



**Product 100% developed**

The product has been finalized, with extensive real-market conditions testing on more than 250,000 users worldwide and with 8 initial platforms included.

**Content acquisition prepared**

For converting previous customers, the right content to be acquired has been identified, and details negotiated with the respective owners.

*prior EU based structure has been used for the development and testing process

## Forecast

Market ready



Immediate deployment
Adding sub-platforms
Existing user-base
Strategic partnerships

Having the product ready, fully matured, and market-tested, we prioritize advertising and sales. More than half of the budget is dedicated to building brand awareness and achieving a very

We concentrate on multiplying the sub-platforms inside the Streamport Portal, to reach 25 by the end of the first year. This increases the content options and directly influences the subscriptions. Each newly added platform generates new revenue

Starting with more than 2M previously served users (expected minimal initial conversion 15%), we aim for a constant and significant user-base growth and a very fast break-even. By strategically aggregating content, we can match

Strategic partnerships like France 24 are meant to create a very fast exposure for the whole platform and convert their free users into subscribers for the other

strong deployment. | streams and the consolidated advertising efforts increase the user base. | their existing needs and generate very targeted sales. | offers as well.

*these projections are not guaranteed

## Use of funds

Brand awareness and content acquisition

- *The biggest expense will be represented by the deployment/ building brand awareness and general advertising efforts.*
- *Further on, a large budget is to be spent for strategic video content acquisition, to attract and maintain subscriptions, and to deliver to the existing inherited user base.*
- *The resources strategies required (including human) are tuned and proved, resulting in established fixed levels of operations costs and minimum fixed assets requirements. Since the product is fully developed and tested, the R&D effort is negligible at this point.*
- *Hardware is to be purchased and further refreshed with an annual budget. The allocated budget from the initial funding counts for less than 8%, to about USD 0.4m spread equally between operations expenses and fixed assets acquisitions.*



4%
4%
32%
60%
Deployment/ Brand Awareness
Content
Fixed assets
Operations

*use of funds is presented after deducting the 7.5% Wefunder commission

## Partners and resources

Strategic choices

**Grey Juice Lab Ltd.**

Strategic content acquisition. Grey Juice Lab is a leading global provider of premium content services.

**Google Widevine**

Certified Google Widevine Implementation Partner - Digital Rights Management (content distribution security)

**France Médias Monde**

Strategic partner with more than 35M followers worldwide. 5 years redistribution agreement, Live + VOD, advertising exchange.

**Kudelski SA**

Strategic partnership for studio approved and audited multi-DRM solution

## Partners and resources

Strategic choices

**Google Cloud Platform**

Strategic partner CDN infrastructure

**Patent pending**

US 16/565,014: SYSTEMS AND METHODS TO ENABLE DIGITAL CONTENT AGGREGATION AND DISTRIBUTION

**IBM**

Strategic partnership hardware

**Trademark**

Trademark protection in USA for "STREAMPORT"

THANK YOU

JOIN THE STREAMPORT REVOLUTION!

LEAD INVESTOR



**Marin MIHAELA**

I've been following this team for quite a while now, being a loyal customer of several of their platforms. I am strongly convinced of the value of their work, their skills, and their innovative market approach. I watched them struggle to build a market where there was none. They were live streaming on Symbian, WM, or Blackberry when the nowadays streaming giants were at most renting and selling DVDs. They were doing the "first in the world live streaming platform on feature phones and EDGE only network" when others were still assessing if VOD is a viable option for the future. So, when they invited me to participate and become a Lead Investor in this project, I jumped in without looking back. It is my strong belief that the proprietary streaming portal they've created shall completely revolutionize the way content is distributed worldwide. Whilst passionate about technology and revolutionary inventions in general, I am an experienced Head Of Legal Department and licensed, practicing attorney. Skilled in Negotiation, Construction Law, Real Estate Transactions, Corporate Law, and Intellectual Property. For the past 25 years, I've been successfully managing the legal activities of reputable large international groups, mainly from the US and Europe.

**Invested $5,000 this round & $30,000 previously**

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